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                                 ALPHATECH, INC.
                            8717 - 148th Avenue N.E.
                                Redmond, WA 98052


March 5, 2003


VIA EDGAR/FACSIMILE: (202) 942-9516

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Mr. John Reynolds, Mail Stop 3-4

Dear Mr. Reynolds:

RE:      ALPHATECH, INC.
         REQUEST FOR WITHDRAWAL OF FORM SB-2 REGISTRATION STATEMENT FILE NO. 333-34060
         AMENDMENT NO. 1 - FILED SEPTEMBER 5, 2001

On behalf of Alphatech, Inc. (the "Company"), we hereby withdraw the Company's Form SB-2 Registration Statement (file no. 333-34060) as we feel it is impractical to proceed with an SB-2 offering as a blank check company due to current lack of interest in the market place. We confirm that no securities were sold under the registration statement.

Yours truly,

ALPHATECH, INC.

Per: /s/ Raynard von Hahn
Raynard von Hahn,
President and Director